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SEC FILE NUMBER
8- 12140

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2005 (MM/DD/YY) AND ENDING MARCH 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BISHOP ROSEN & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 BROADWAY
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN J. TIERNAN, TIERNAN & COMPANY, LLP (212) 490-0200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
TIERNAN & COMPANY, LLP
(Name — if individual, state last, first, middle name)

441 LEXINGTON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ISAAC SCHLESINGER, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c BISHOP ROSEN & CO., INC., as MARCH 31, 2006, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

THOMAS MURPHY
Notary Public, State of New York
No. 01MU6028912
Qualified in New York County
Commission Expires: August 9, 2009

Signature

V.P. + SECRETARY
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISHOP, ROSEN & CO., INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED MARCH 31, 2006

BISHOP, ROSEN & CO., INC.

CONTENTS

	PAGE
Annual Audited Report - Form X-17a-5 - Part III	Facing Page
Independent Auditors' Report	1
Financial Statements	
Statement of	
Financial Condition	2
Income	3
Changes in Ownership Equity	4
Changes in Liabilities Subordinated to Claims of General Creditors	5
Cash Flows	6
Notes to Financial Statements	7-10
Additional Information:	
Computation of Net Capital and Aggregate Indebtedness	11-12
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3	13
Schedule of Segregation Requirements and Funds in Segregation	13
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	13
Independent Auditors' Report on Supplementary Report on Internal Accounting Control	

TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 603, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bishop, Rosen & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bishop, Rosen & Co., Inc. at March 31, 2006 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bishop, Rosen & Co., Inc. at March 31, 2006, and the results of operations and changes in ownership equity, subordinated liabilities, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tiernan & Company, LLP

New York, New York
May 18, 2006

BISHOP, ROSEN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

Cash	$	250,724
Prepaid expenses and taxes		218,023
Other receivables		23,685
Securities owned		1,521,944
Use of American Stock Exchange Seat, at market (Note 5)		220,000
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $504,371)		796,492
Due from brokers		95,729
Other assets		655
	$	3,127,252

LIABILITIES AND OWNERSHIP EQUITY

Securities sold, not yet purchased	$	128
Accrued payroll and expenses		1,007,177
Exchange membership, contributed for use of Company, at market value (Note 5)		220,000
Total Liabilities		1,227,305
Ownership Equity		1,899,947
	$	3,127,252

The accompanying notes are an integral part of the financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2006

Revenue	
Commissions	$ 7,361,199
Net investment gains	838,829
Interest and dividends	29,683
Other income	2,071,962
	10,301,673
Expenses	
Employee compensation and benefits	7,081,256
Commission and floor brokerage	394,358
Occupancy and equipment	948,260
Communications	77,717
Insurance	75,935
Office expense and supplies	322,003
Taxes, other than income taxes	328,802
Depreciation and amortization	77,851
Professional fees	225,644
Other operating expenses	628,413
	10,160,239
Income (Loss) before income taxes	141,434
Income tax (Note 7)	73,655
Net Income (Loss)	$ 67,779

The accompanying notes are an integral part of these financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

FOR THE YEAR ENDED MARCH 31, 2006

	Preferred Stock	Common Shares	Par Value	Additional Paid-in-capital	Retained Earnings	Treasury Stock Cost	Total
Balance at April 1, 2005	$ 147,310	17,290	$1,729	$ -	2,230,105	$ 546,976	$ 1,832,168
Relinquishment of preferred Stock (Note 9)	(147,310)	-	-	147,310	-	-	-
Net income (Loss)	-	-	-	-	67,779	-	67,779
Balance at March 31, 2006	$ 0	12,080	$1,208	$147,310	$ 2,297,884	$ 546,976	$ 1,899,947

* **$10 Stated Value Preferred Stock**
Authorized and issued .... 14,731 shares
Issued and Outstanding .... 0 shares

** **$.10 Par Value Common Stock**
Authorized .... 52,800 shares
Issued .... 12,080 shares
Outstanding .... 12,120 shares

The accompanying notes are an integral part of these financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED MARCH 31, 2006

Balance, beginning of year	$ 92,000
A. Increase	128,000
B. Decrease	-
Balance, end of year	$ 220,000

The accompanying notes are an integral part of the financial statements.

BISHOP, ROSEN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2006

Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows Provided by Operating Activities		
Net income (Loss)	$	67,779
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		77,851
Net Changes in Assets and Liabilities Not Affecting Cash		
Securities inventory		(1,186,622)
Due from brokers		673,929
Other receivables		153,796
Prepaid expenses and taxes		11,105
Accrued payroll and expenses		389,988
Securities sold, not yet purchased		(49,748)
Net Cash Provided by (used in) Operating Activities		138,078
Cash Flows Provided by Investing Activities		
Purchase of furniture, equipment and leasehold improvements		(48,066)
Net Cash Provided by (used in) Investing Activities		(48,066)
Net increase (decrease) in cash and cash equivalents		90,012
Cash and cash equivalents at beginning of year		160,712
Cash and cash equivalents at end of year	$	250,724
Supplementary Disclosures of Cash Flow Information		
Income taxes received	$	-
Income taxes paid	$	21,067
Changes in Financial Position Not Affecting Cash		
Use of American Stock Exchange seat and exchange membership contributed for use of Company - increase in value	$	128,000

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Bishop, Rosen & Co., Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is the United States.

Securities transactions (and related commissions service and expense) are recorded on a trade date basis. Securities are carried at market value.

Depreciation is provided on furniture and fixtures on a straight-line or accelerated basis over their estimated useful lives of 5 or 7 years. Certain small property additions are charged to expense under section 179 of the Internal Revenue Code in the year purchased.

Amortization on leasehold improvements is provided on a straight-line basis over 39 years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Financial Instruments With Off-Balance Sheet Risk

The Company is subject to market risk in connection with securities sold, not yet purchased. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the Statement of Financial Condition.

3. Net Capital

As a registered broker-dealer and a member of the National Association of Securities Dealers (NASD), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's net capital under the Rule amounted to $655,047 exceeding the minimum net capital required under the Rule by approximately $588,000.

3. Net Capital (*continued*)

As of March 31, 2006, the ratio of aggregate indebtedness to "net capital" was approximately 1.5 to 1.

4. Correspondent

Accounts of customers are carried by a correspondent, First Clearing LLC, in the name of such firm on a fully disclosed basis.

5. Contributed Exchange Member

Pursuant to an agreement dated August 6, 1975, a member of the American Stock Exchange contributed the use of his seat. Insofar as may be necessary, for the protection of the creditors of the corporation, and subject to the constitution and rules of the American Stock Exchange the proceeds of his membership shall be an asset of the Corporation. This agreement may be terminated by either party upon seven (7) days prior written notice sent from one to the other.

6. Commitments

The Company has entered into a new lease agreement for office space in New York City beginning October 1, 2000 and expiring September 30, 2010.

The following is a schedule of future minimum rentals under the leases at March 31, 2006:

Year Ending March 31,	Office Rent
2007	$ 668,274
2008	668,275
2009	668,274
2010	668,275
2011	334,137
	$ 3,007,235

6. Commitments (*continued*)

Rental expense for office space charged to operations for the year ended March 31, 2006 was $681,888, inclusive of commercial rent tax.

7. Income Tax

The current income tax expense consists of the following:

Federal	$ 26,178
State and City	47,477
	$ 73,655

8. Profit-Sharing Expense

The Company has a defined contribution (profit-sharing) plan covering all eligible employees. Contributions to the plan for the year ended March 31, 2006 were $30,000.

9. Preferred Stock

On November 22, 2005, the shareholders elected to forfeit and forever relinquish to the corporation all of the shares of preferred stock (14,731 shares at $10 par value) for no consideration. The book value of the preferred stock, $147,310, was reclassified as additional paid capital.

10. Contingencies

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. The claims by contract must be submitted to arbitration. The ultimate resolution of these actions is not expected to have a material adverse effect on the Company's financial position.

10. Contingencies (*continued*)

The disciplinary proceeding before the New York Stock Exchange's Division of Enforcement alleges that the Company violated certain rules and regulations and seeks to have a fine and other sanctions imposed. After a hearing before a panel appointed by the New York Stock Exchange, the company was found not liable on four of the charges but found liable on two of the charges. At March 31, 2006 no penalty, if any, has been imposed. Management believes that this matter will not have an adverse effect on the Company's financial position.

Three former employees have filed a complaint against the Company, its officers and certain employees in the New York Supreme Court alleging sexual harassment, breach of contract, defamation and negligent hiring, supervision and retention. The claims have recently been filed. The Company intends to vigorously defend the claims. The ultimate outcome of this litigation is unknown at this time. In the opinion of management, any losses that may occur would be covered by their insurance company.

* * * * * * * * * *

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the financial statements of the most recent annual audit of Bishop Rosen & Co., Inc. is available for examination and copying at its office at 100 Broadway, New York, New York 10006, the New York Regional Office of the Securities and Exchange Commission and the Offices of the New York Stock Exchange.

ADDITIONAL INFORMATION

BISHOP, ROSEN & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2006

Net Capital		
Total stockholder equity		$ 1,899,947
Less Deductions and/or Charges		
Non-Allowable Assets		
Furniture, equipment and leasehold improvements	$ 796,492	
Prepaid expenses and other assets	242,363	
	1,038,855	
Net capital before haircuts on securities position		
Haircuts and Undue Concentration on Securities		
Trading and Investment Securities		
Other securities	$ 174,637	
Undue concentration	31,408	
	206,045	
Net Capital		$ 655,047
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Securities sold, not yet purchased	$ 128	
Accrued payroll and expenses	1,007,177	
Total Aggregate Indebtedness	$ 1,007,305	

A reconciliation of the material differences between the Aggregate Indebtedness shown on the Company's FOCUS Report, Part IIA and the amounts shown above follows:

Aggregate Indebtedness per FOCUS Report, Part IIA	$ 959,751
Decrease in securities sold, not yet purchased	-
Increase in accrued expense	47,554
Aggregate Indebtedness as Adjusted	$ 1,007,305

BISHOP, ROSEN & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2006

Computation of Basic Net Capital Requirements

Net Capital	$ 655,047
Minimum Net Capital (6 2/3% of aggregate indebtedness)	$ 67,154
Minimum Dollar Net Capital	$ 125,000
Excess Net Capital	$ 530,047
Excess Net Capital at 1,000%	$ 554,316
Ratio: Aggregate Indebtedness to Net Capital	1.5 to 1

A reconciliation of the material differences between the Company's computation as filed in their FOCUS Report, Part IIA, and the amounts shown above follows:

Net capital per FOCUS report, Part IIA	$ 677,841
Decrease in Non-Allowable Assets	2,539
Increase in Haircuts and undue concentration on securities	(25,632)
Additional depreciation and amortization expense	(24,808)
Due from brokers and mark-to-market adjustments	44,173
Other audit adjustments - net	(19,066)
Net Capital as Adjusted	$ 655,047

BISHOP, ROSEN & CO., INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2006

Exemptive Provisions:

An exemption from Rule 15c3-3 is claimed based upon section:

C. (K) (2) (B) - All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is First Clearing, LLC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

There were no funds, securities or futures contracts held in segregation at March 31, 2006.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

There were no customer's fully paid and excess margin securities not in the respondent's possession or control as of the report date.

TIERNAN & COMPANY, LLP
Certified Public Accountants
441 Lexington Avenue – Suite 603, New York, NY 10017-3910
Telephone (212) 490-0200 Fax (212) 490-0338

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Bishop, Rosen & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Bishop, Rosen & Co., Inc. (the Company) for the year ended March 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NYSE's and the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tiernan & Company, LLP
TIERNAN & COMPANY, LLP
Certified Public Accountants

New York, New York
May 18, 2006